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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                ______________

                                SCHEDULE 13E-3
                               (Amendment No.3)


                       RULE 13e-3 TRANSACTION STATEMENT
      (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                        SODEXHO MARRIOTT SERVICES, INC.
                               (Name of Issuer)

                        SODEXHO MARRIOTT SERVICES, INC.
                     (Name of Person(s) Filing Statement)

                         Common Stock, $1.00 par value
       Rights to purchase Series A Junior Participating Preferred Stock
                        (Title of Class of Securities)

                                  833793 10 2
                     (CUSIP Number of Class of Securities)
                               _________________

                             Robert A. Stern, Esq.
                   Senior Vice President and General Counsel
                        Sodexho Marriott Services, Inc.
                         9801 Washingtonian Boulevard
                            Gaithersburg, MD  20878
                                (301) 987-4000
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
             Communications on Behalf of Persons Filing Statement)
                               _________________

                                  Copies to:


       Howard I. Flack, Esq.                         Thomas H. McCormick, Esq.
   Joseph G. Connolly, Jr., Esq.                       Thomas J. Plotz, Esq.
      Hogan & Hartson L.L.P.                              Shaw Pittman
       555 13th Street, N.W.                            2300 N Street, N.W.
      Washington, D.C.  20004                         Washington, D.C.  20037
          (202) 637-5600                                  (202) 663-8000


  This statement is filed in connection with (check the appropriate box):

  a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

  b. [ ] The filing of a registration statement under the Securities Act of 1933.
  c. [X]  A tender offer.
  d. [ ]  None of the above.

  Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

  Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                           Calculation of Filing Fee
--------------------------------------------------------------------------------
         Transaction Valuation (1)                Amount of Filing Fee (2)
              $1,172,701,536                              $234,541
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(1)  Estimated for the purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 36,646,923 shares of Common Stock, par value $1.00 per share (the "Shares" or the "Common Stock"), of Sodexho Marriott Services, Inc., at a purchase price of $32.00 per Share net in cash. Such number of Shares represents the 63,723,383 Shares outstanding and exercisable options to purchase 2,873,465 Shares, in each case, as of May 11, 2001, less the 29,949,925 Shares already beneficially owned by Sodexho Alliance, S.A.
(2) The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

 [X] Check box if any part of the fee is offset as provided by Exchange Act Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:         $234,541
Form or Registration No.:       Schedule TO
Filing Party                    Sodexho Alliance, S.A.
Date Filed:                     May 17, 2001

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     This Amendment No. 3 (this "Amendment") supplements the Rule 13e-3
Transaction Statement on Schedule 13E-3 initially filed with the Securities and Exchange Commission (the "SEC") on May 17, 2001, as amended by Amendment No. 1 on June 5, 2001 and by Amendment No. 2 on June 19, 2001 (the "Schedule 13E-3"), by Sodexho Marriott Services, Inc., a Delaware corporation ("SMS"). The Schedule 13E-3 and this Amendment relate to the tender offer by SMS Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Sodexho Alliance, S.A., a French corporation ("Sodexho"), to purchase all of the outstanding Shares at a purchase price of $32.00 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated May 17, 2001, as amended by Amendment No. 1 on June 5, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). This Amendment is being filed on behalf of SMS. Capitalized terms used and not defined herein shall have the meaning assigned to such terms in the Offer to Purchase.

Item 11. Interest in Securities of the Subject Company.

     Item 11 of the Schedule 13E-3 is hereby supplemented by the following:

     "The Offer expired, as scheduled, at midnight, New York City time, on Thursday, June 14, 2001. A total of 29,411,530 Shares were validly tendered pursuant to the Offer and not withdrawn, and were accepted for payment on June 15, 2001. After giving effect to the acquisition of the Shares tendered in the Offer, and prior to the Merger, the Purchaser and its affiliates own approximately 93% of the Shares outstanding.

     Following completion of the Offer, the Purchaser was merged with and into SMS, resulting in SMS becoming a wholly-owned subsidiary of Sodexho. As a result of the Merger, which became effective on June 20, 2001, each publicly held Share was converted into the right to receive $32.00 in cash, subject to the exercise of dissenters' rights under Delaware law. The Shares will cease to be traded on the New York Stock Exchange beginning June 21, 2001."

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                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 3 to
Schedule 13E-3 is true, complete and correct.

                                    SODEXHO MARRIOTT SERVICES, INC.

                                    By: /s/ Robert A. Stern
                                        -------------------------------------
                                        Robert A. Stern
                                        Senior Vice President
                                        and General Counsel


Dated:  June 21, 2001